UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

____________001-40927
SEC FILE NUMBER

___________G3R95N29
CUSIP NUMBER

(Check One): ☒ Form 10-K ☐ Form☐ 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________________________________________________________________

PART I-REGISTRANT INFORMATION

ESGEN Acquisition Corporation
Full name of Registrant

N/A
Former name if Applicable

5956 Sherry Lane, Suite 1400
Address of Principal Executive Office (Street and number)

Dallas, Texas 75225
City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-K for the year ended December 31, 2021 within the prescribed time period without unreasonable effort or expense because the Registrant’s independent registered public accounting firm is in the process of completing the audit of the financial statements for the period ended December 31, 2021 and will need additional time to complete its audit of such financial statements. The Registrant anticipates that it will file its Form 10-K within the fifteen-day grace period provided by Exchange Act Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Nader Daylami	(212)	987-6100
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The above statements regarding the effect of the revision on any periodic SEC filings, including the timing of filing such reports, constitute forward-looking statements that are based on the Company’s current expectations. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause future events to differ materially from those in the forward-looking statements, many of which are outside of the Company’s control. These factors include, but are not limited to, those discussed in the “Risk Factors” section of Company’s prospectus relating to its initial public offering filed with the SEC on October 21, 2021 and in the Company’s Quarterly Report on Form 10-Q filed with the SEC on December 3, 2021. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

ESGEN Acquisition Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2022	By:	/s/ Nader Daylami
Nader Daylami
Chief Financial Officer

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